Exhibit 1.02

Sirona Dental Systems, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (this “Report”) of Sirona Dental Systems, Inc. (“Sirona”) has been prepared for the reporting period from January 1, 2013 to December 31, 2013 pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products containing conflict minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten and gold (3TG) for the purposes of this assessment. The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” for the reporting period of 2013 or 2014 this Report is not subject to an independent private sector audit.

Due Diligence Process

Sirona undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its products. These due diligence measures have been designed to conform with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance), an internationally recognized due diligence framework.

A Reasonable Country of Origin Inquiry (RCOI) was executed with all affected suppliers and/or original manufacturers supplying parts and materials for products manufactured by

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Sirona. Sirona’s RCOI process was designed to Include 100% of parts and materials for which conflict minerals are necessary to the functionality or production of products manufactured by Sirona in 2013.

Sirona adopted the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) conflict free smelter program as a compliance standard for upstream due diligence. The EICC/GeSI conflict minerals survey template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use. The template also contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. All responses from suppliers and source smelters are recorded and stored.

Sirona’s due diligence measures included:

•	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template or an equivalent document.
•	Assessing a risk based on the information provided by the supplier. As of the date of this Report:
o	1451 suppliers were contacted.
o	512 suppliers replied with declarations.
o	Of those 512 suppliers which have responded to date, 409 suppliers reported that there are no Conflict Minerals in the components supplied to Sirona and 97 suppliers reported that 3T&G minerals are used in the components supplied to Sirona but not from Covered Countries.

Conclusion

After exercising the due diligence measures described above, Sirona was unable to determine whether or not certain products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, Sirona has reasonably determined that these products are “DRC conflict undeterminable,” as defined in the Rule. Sirona makes this determination due to a lack of information from its suppliers for certain materials to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

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The products that are DRC conflict undeterminable are described as components and materials for dental technology products. The countries of origin of these products are the United States, China, and Germany. The facilities used to process any conflict minerals from these products are unknown at this time.

Sirona expects to take the following steps, among others, to continue the due diligence conducted and further mitigate any risk that the necessary conflict minerals in our products could benefit the armed groups in the DRC or adjoining countries.

•	We will conduct an audit of our due diligence process and will monitor the performance of risk mitigation efforts.
•	We will include Conflict Minerals compliance in new commercial contracts and written agreements.
•	We will implement a program to improve the number and quality of supplier responses.
•	We will engage with our suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.
•	If we discover the use of these minerals produced in facilities that are considered to be “non-conflict free”, in any material, parts or components we procure, we will take appropriate actions to transition our product to be “conflict free”.
•	In the event that Sirona confirms that a supplier has failed to cooperate sufficiently with a due-diligence investigation, fails to follow requests for remediation or has otherwise violated this policy, Sirona shall take necessary actions, including without limitation, termination of business with such supplier by stopping new orders.
•	We will engage with our suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

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